FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of  November 2004
Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)
                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F. X    Form 40-F.
                                 ---             ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes      No X
                                  ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:


Press Release: What does CEZ expect?

The short-term forecast of CEZ, a. s. shows the possibility of creating, in the course of the next five years, sources available for possible acquisitions that might be valued up to EURO 3 billion. All this would be under the condition that the overall indebtedness of the company does not exceed 30%. The ability to use such acquisition potential will depend on the quality of the offering and the effectiveness of such projects.

However, CEZ must also maintain the ability to finance a large-scale investment program on the renewal of domestic coal sources after 2010, which particularly means looking after the company's rating. The replacement of the coal sources can (in the course of more than ten years) consume nearly CZK 150 billion. CEZ will, as part of the revitalization project, also consider the construction of new sources outside the Czech Republic or its cooperation with such projects.

At the same time, CEZ wishes to maintain the rising trend of dividend payments to its shareholders, with an increase over the CZK 8/share paid from the profit in 2003 up to 50% in the short-term horizon.

The basis for such expectation is the incremental usage of the synergy effects related to the integration of the CEZ Group, connected with pertinent savings thereby achieved in the scope of CZK 1-1.5 billion annually, while at the same time increasing revenues on the competitive market, and effective management of expenses in the regulated area of business.

Ladislav Kriz
Spokesperson of CEZ, a. s.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CEZ, a. s.

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                                               (Registrant)

Date:  November 30, 2004

                                       By: /s/ Libuse Latalova
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                                              Libuse Latalova
                                        Head of Finance Administration